SECURIT ... ISSION

06006660

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RECEIVED MAR 0 1 2006 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-40292

AB 3/27/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CLARK DODGE & CO., INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO GANNETT DRIVE, SUITE 2-410
(No. and Street)

WHITE PLAINS (City) New York (State) 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH DIMAURO (914) 694-6300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Wilson Certified Public Accountant
(Name - if individual, state last, first, middle name)

23 Grand Avenue (Address) Farmingdale (City) NY (State) 11735 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 1 9 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CH 5/18/06

CLARK DODGE & CO., INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

AFFIRMATION

I, Joseph DiMauro, President, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Clark Dodge & Co., Inc. (Company) at December 31, 2005 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Joseph DiMauro, President / Chairman

Sworn and subscribed to before me this 20th day of February, 2006.

Bineeta Singh

BINEETA SINGH
Notary Public, State of New York
No. 01SI6051108
Qualified in Queens County
Commission Expires November 20, 2006

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Stockholder of
Clark Dodge & Co., Inc.

We have audited the accompanying balance sheet of Clark Dodge & Co., Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Dodge & Co., Inc. at December 31, 2005, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farmingdale, NY
February 20, 2006

CLARK DODGE & CO., INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Cash	$	102,725
Deposit with clearing firm		100,000
Accounts receivable		64,953
Other receivable		19,638
Due from employee		150,000
Office equipment-net		30,581
Prepaid expenses		28,787
Securities at market		52,770
Total Assets	$	549,455

LIABILITIES AND STOCKHOLDER'S EQUITY

Bank overdraft	$	396
Accounts payable and accrued expenses		112,673
Taxes payable		155
Total Liabilities		113,225
Stockholder's Equity:		
Common stock - no par value;		
100 shares authorized and outstanding; $5 par value		500
Additional paid-in capital		1,607,273
Accumulated (deficit)		(1,171,543)
Total Stockholder's Equity		436,230
Total Liabilities and Stockholder's Equity	$	549,455

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$ 919,868
Income - Mutual Funds	72,955
Management Fees	47,660
Unrealized gain	37,395
Other income	111,892
Total Revenue	1,189,770
Costs and Expenses:	
Salaries and wages	712,260
Payroll taxes and employee benefits	161,440
Clearing and execution charges	145,637
Professional and consulting fees	75,820
Officer salary	73,361
Amortization of forgivable loan	57,300
Office and supplies	38,364
Technology Fee	32,648
Telephone	31,494
Rent	25,200
Regulatory and license fees	16,522
Depreciation expense	13,615
Other clearing misc charges	11,604
Insurance	11,261
Customer Write Offs	6,747
Travel and entertainment	4,819
Repairs	1,127
Taxes	445
SIPC fees	150
Total Costs and Expenses	1,419,815
Net (Loss)	$ (230,045)

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENTS OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:		
Net (loss)	$	(230,045)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:		
Depreciation expense		13,615
Clearing deposit		(50,000)
Accounts receivable		(14,843)
Other receivable		(18,355)
Due from employee		57,300
Prepaid expenses		(19,388)
Securities-market		(37,395)
Bank overdraft		63
Accounts payable and accrued expenses		31,302
Taxes payable		(31,238)
Net Cash (Used) By Operating Activities		(298,984)
Cash Flows From Investing Activities:		
Equipment purchased		(11,639)
Net cash (Used) By Investing Activities		(11,639)
Cash Flows From Financing Activities		
Additional paid-in capital		309,800
Net cash Provided by Financing Activities		309,800
Net (Decrease) In Cash		(823)
Cash Balance, Beginning of Period		103,548
Cash Balance, End of Year	$	102,725

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Shares of Common	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2005	100	$ 500	$ 1,297,473	$ (941,498)	$ 356,475
Shareholder contribution			309,800		309,800
Net (loss) for the year				(230,045)	(230,045)
Balances, December 31, 2005	100	$ 500	$ 1,607,273	$(1,171,543)	$ 436,230

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

Clark Dodge & Co., Inc. (Company) was incorporated in Florida on November 16, 1986 for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and is a member of the National Futures Association (NFA). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including options and commodities, all of which are risk-less principal and agency transactions.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RBC Dain Rauscher, Inc. (Dain), securities transactions of the Company are cleared through Dain and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company also clears its commodity and options transactions through R.J. O'Brien and ABN Amro. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by Dain.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, Dain, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2005.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at Dain with a cash balance of $50,000. In addition the firm maintains a $50,000 security deposit with R.J. O'Brien for clearing commodity contracts and options.

Investment in Securities

Investment securities are valued at market value. The resulting difference between market value and cost is included in income.

Furniture and Fixtures

Furniture and fixtures are carried at cost. Depreciation is provided using accelerated methods over their estimated useful lives of five years.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2005, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes

The Company has not accrued any income taxes because of its current year's loss. The Company has not recorded any tax benefits from its loss carry forwards of $1,100,518 as those benefits have been completely offset by the uncertainty of their realization.

Securities

The Company participated in the NASDAQ private placement acquiring 1,500 common shares. The shares trade under the ticker symbol "NDAQ". The shares have been accounted for as an investment and recorded at market value.

3. **Related Party transactions:**

The Company pays monthly rent of $2,100.00 to its sole shareholder as a sublease for the office at 2 Gannet Drive, White Plains, NY. There is no written lease between the parties

4. **DUE FROM EMPLOYEE**

The Company paid a sign on bonus to a registered representative in the amount of $152,400 subject to conditions of employment and a promissory note signed by the representative. The Company has retained an attorney and to bring suit against this representative for $150,000 and feels confident in its collection process.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

6. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $171,765 which was in excess of its required net capital of $7,548. The Company's percentage of aggregate indebtedness to net capital was 66%.

7. FAIR VALUE

The Company's financial instruments approximate fair value.

8. GOING CONCERN

The Company, although having shown losses in the current year and in past years does have the resources of its' sole shareholder at it disposal and does have the capacity to infuse additional capital when required. The capital resources that are needed to accomplish the Company's business plan are significant and to date has been provided by its only shareholder, although there can be no assurance that the sole shareholder will continue to contribute sufficient amounts to fund the Company until such time as it is able to sustain itself.

The Company has reorganized its business plan and changed the managing officers during the current year. The Company is now earning revenues as a "registered investment advisor" and has added commodities, deferred annuities, life insurance and options to its product lines. The company is planning to open a branch office at 880 Third Avenue in New York City and in 2006; prior to the date of this report placed $80,000 with their attorneys to initiate the opening of the branch office. There have not been any contracts signed at the date of this report.

CLARK DODGE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:				
Total stockholder's equity			$	436,230
Deductions and/or charges:				
Non-allowable assets:				
Prepaid expenses	$	28,787		
Other receivable		19,638		
50% of the security deposit at R.J. O Brien		25,000		
Due from employee		150,000		
Office equipment-net		30,581		254,006
Net capital before haircuts on securities positions				182,224
Haircuts on securities positions				7,916
Undue concentration				2,544
Net Capital			$	171,765
AGGREGATE INDEBTEDNESS:				
Items included in the statement of financial condition:				
Accounts payable and accrued expenses			$	113,225
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:				
Minimum net capital required (6-2/3% of aggregate indebtedness)			$	7,548
Minimum net capital required			$	5,000
Excess net capital			$	164,216
Excess net capital at 1,000%			$	160,442
Ratio: Aggregate indebtedness to net capital is				66%

The above computation does not differ materially from the December 31, 2005 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA, as amended.

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Clark Dodge & Co., Inc.

In planning and performing our audit of the financial statements and supplementary information of Clark Dodge & Co., Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farmingdale, NY
February 20, 2006